Exhibit 99.1

1500 Robert-Bourassa Blvd., 7th Floor
Montreal QC, H3A 3S8

May 13, 2022	www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: SIERRA METALS INC. – SECOND AMENDED

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting

Record Date for Notice of Meeting :	April 21, 2022

Record Date for Voting (if applicable) :	April 21, 2022

Beneficial Ownership Determination Date :	April 21, 2022

Meeting Date :	June 10, 2022 **

Meeting Location (if available) :	Virtual Meeting

Issuer sending proxy related materials directly to NOBO:	No

Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON SHARES	82639W106	CA82639W1068

Sincerely,

Computershare

Agent for SIERRA METALS INC.